Via Facsimile and U.S. Mail
Mail Stop 6010

August 3, 2006

Herman Rappaport
Chief Executive Officer
Starmed Group, Inc.
2029 Century Park East
Suite 1112
Los Angeles, California 90067

Re: Starmed Group, Inc.
**   Form 10-KSB for the Fiscal Period Ended December 31, 2004**
**   File No. 000-33153**

Dear Mr. Rappaport:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief